UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              March 2, 2021

  Via E-Mail

  Elizabeth Gonzalez-Sussman
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, New York 10019

          Re:     Kohl   s Corporation
                  PREC14A filed on February 23, 2021
                  DFAN14A filed February 23, 2021
                  DFAN14A filed February 22, 2021
                  Filed by Macellum Badger Fund, LP, et al.
                  File No. 1-11084

  Dear Ms. Gonzalez-Sussman:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filings listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

         Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

  Preliminary Proxy Statement filed on February 23, 2021

  General

  1. Please revise generally to avoid presenting opinions set forth as facts. See for example, many
     of the headings in this proxy statement such as    The Board Has a History
of Poor Capital
     Allocation    and    Board Lacks Alignment with Shareholders.

  Cover Page

  2. Please verify the address for Kohl   s Corporation, or revise.
 Elizabeth Gonzalez-Sussman, Esq.
Olshan From & Wolosky LLP
March 2, 2021
Page 2


The Board Has Overseen Long Term Operating Underperformance, page 9

3. Explain how the figures presented in this chart were calculated or derived. In this regard, the
   figures appear to be different than those reported by Kohl   s in its 2020
Form 10-K.

4. On page 10, you state that from 2011 to 2019, net sales in    the industry
 grew 17%, as
   compared to $1.1 billion in growth for Kohl   s during the same period.
Define the    industry
   to which you refer, and provide support for the 17% figure. If this
industry    is different
   from the peer groups to which you compare Kohl   s elsewhere in the proxy
statement, note
   this fact and explain the reason.

The Board has a History of Poor Capital Allocation, page 10

5. Define ROIC as used throughout the proxy statement and provide support for (including how you calculated) the ROIC figure listed in the last paragraph on page 10, including the
   material assumptions underlying that number. We note that Kohl   s Form 10-K
reports ROI of
   12.8% (adjusted ROI of 13.4%) for the fiscal year ended February 1, 2020.

Board Lacks Alignment with Shareholders, page 12

6. Clarify for the figures in the first paragraph of this section whether the $1.2 million in
   Company stock figure refers to purchases by current directors only, and whether the $23 million in director compensation refers to the same existing director group. It appears that the first figure refers to stock purchases by current board members only, while the second metric goes back a number of years and encompasses compensation to individuals who are no longer on the Board. Please clarify. In particular as to the $23 million figure, revise to state the period to which you refer.

Proposal 1. Election of Directors, page

7. Refer to the last full paragraph on page 22. Revise to clarify that you could not substitute a nominee in the event one of the listed nominees is unable to serve, because such nominee
   would be untimely under Kohl   s advance notice bylaw provision. If you
disagree, describe
   the basis for your belief to the contrary in the proxy statement.

Solicitation of Proxies, page 27

8. In the first paragraph of this section, you state that you may solicit proxies via (among other
   methods)    telegraph.    Unless you intend to use a telegraph, please
revise.

Form of Proxy

9. In the capitalized disclosure in proposal 1 on the form of proxy, clarify that you will vote the proxy as directed, and if signed but not filled out, you will vote for the named individuals
 Elizabeth Gonzalez-Sussman, Esq.
Olshan From & Wolosky LLP
March 2, 2021
Page 3

   (you already say this earlier on the card). Currently, your capitalized disclosure appears to indicate that no matter how voted, you will use the proxy card to vote for your own nominees. In addition, clarify why you are referring shareholders to the
Company   s proxy
   statement on the card for information about the Company   s nominees, since
they cannot vote
   for any of those nominees using your card.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions